SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.

Condensed Quarterly Information (ITR) at

September 30, 2019

and Independent Auditors’ Review Report

KPMG Auditores Independentes

Rua Arquiteto Olavo Redig de Campos, 105, 6º andar - Torre A

04711-904 - São Paulo/SP - Brasil

Caixa Postal 79518 - CEP 04707-970 - São Paulo/SP - Brasil

Telefone +55 (11) 3940-1500

kpmg.com.br

Report on review of quartely financial information

To Shareholders, Members of the Board and Management

Braskem S.A.

Camaçari - Bahia

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Braskem S.A. (the “Company”) included in the Quarterly Financial Information for the quarter ended september 30, 2019, which comprises the balance sheet as of september 30, 2019, the statements of profit or loss and comprehensive income for the three and nine-month period then ended, changes in equity and cash flows for the nine-month period then ended, and notes to the interim financial information.

Management is responsible for the preparation and presentation of this individual interim financial information in accordance with CPC 21(R1) Technical Pronouncement - Interim Financial Reporting and the consolidated interim financial information in accordance with CPC 21(R1) and international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of this quarterly information in accordance with the standards issued by CVM - Brazilian Securities and Exchange Commission, applicable to the preparation of interim financial information. Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international review standards applicable to interim financial information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

2

Basis for qualified conclusion on the individual and consolidated interim financial information

As disclosed in the Explanatory Note 31(d), the Company presented to Agência Nacional de Mineração (“ANM”) measures to permanently end salt extraction activities in Maceió with the closure of its wells. In this regard, the Company has proposed the creation of a protection area around certain wells, which will involve resettling people, vacating properties and taking additional monitoring measures. At the date of these financial information, the Company has not recognised provision for estimate of expenses related to   such measures, as required by CPC 25 (IAS 37) – Provision, Contingent Liabilities and Contingent Assets. The Company declares that still not have proper information to perform a reliable estimation of the amount involved. Due to this matter, certain elements of financial information, including liabilities, net equity and the result of the period can be significantly affected. The effects of this matter was not determined.

Qualified conclusion on the individual interim financial information

Based on our review, except by the effects of the matter described in the paragraph basis for qualified conclusion on the individual and consolidated interim financial information, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information referred to above is not prepared, in all material respects, in accordance with CPC 21(R1) applicable to the preparation of interim financial information and presented in accordance with the standards issued by CVM - Brazilian Securities and Exchange Commission.

Qualified conclusion on the consolidated interim financial information

Based on our review, except by the effects of the matter described in the paragraph basis for qualified conclusion on the individual and consolidated interim financial information, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information referred to above is not prepared, in all material respects, in accordance with CPC 21(R1) and IAS 34, applicable to the preparation of interim financial information and presented in accordance with the standards issued by CVM - Brazilian Securities and Exchange Commission.

Other matters

Statements of value added

The quarterly information referred to above include the individual and consolidated Statements of added value (DVA) for the nine-month period ended September 30, 2019, prepared under the responsibility of the Company´s management and presented herein as supplementary information for IAS 34 purposes. These statements have been subject to review procedures jointly performed with the review of the quartely financial information in order to conclude whether those statements are reconciled with the interim financial information and accounting records, as applicable, and whether their format and contents are in accordance with criteria determined in the Technical Pronouncement CPC 09 - Statements of added value. Based on our review, except by the effects of the matter described in the paragraph basis for qualified conclusion on the individual and consolidated interim financial information, nothing has come to our attention that causes us to believe that those statements of added value were not prepared, in all material respects, according to the criteria determined in that standard and consistently in related to the overall individual and consolidated interim financial information.

São Paulo, November 14, 2019

KPMG Auditores Independentes

CRC 2SP014428/O-6

Original report in Portuguese signed by

Anselmo Neves Macedo

Accountant CRC 1SP160482/O-6

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International Cooperative (“KPMG International”), uma entidade suíça.

KPMG Auditores Independentes, a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative (“KPMG International”), a Swiss entity.

3

 Braskem S.A.

Balance sheet

at September 30, 2019

All amounts in thousands of reais

Assets	Note	Consolidated Sep/2019	Consolidated Dec/2018	Parent company Sep/2019	Parent company Dec/2018
Current assets					
Cash and cash equivalents	3	5,715,074	5,547,637	2,263,883	2,016,724
Financial investments	4	1,288,110	2,357,613	1,217,052	2,297,566
Trade accounts receivable	5	2,756,773	3,075,218	2,385,195	1,766,418
Inventories	6	7,868,431	8,486,577	5,588,992	6,042,679
Taxes recoverable	8	1,806,292	423,188	1,634,503	240,905
Income tax and social contribution		270,191	773,952	144,655	306,082
Dividends and interest on capital	7		890		890
Prepaid expenses		152,764	239,500	107,441	168,271
Related parties	7(b)			15,858	38,044
Derivatives	18.2.1	5,497	27,714	3,739	6,715
Other receivables		637,202	451,578	301,035	161,337
		20,500,334	**21,383,867**	**13,662,353**	**13,045,631**
Non-current assets					
Financial investments	4	10,236	9,998		
Trade accounts receivable	5	19,763	17,785	19,763	244,080
Advances to suppliers	6	20,092	31,394	20,092	31,394
Taxes recoverable	8	1,823,275	1,369,188	1,823,040	1,368,033
Income tax and social contribution		267,609	241,788	267,609	241,788
Deferred income tax and social contribution	20(b)	1,870,768	1,104,158	708,298	
Judicial deposits	22.2(b)	4,009,891	169,536	3,999,138	158,612
Related parties	7(b)			1,109	19,481
Insurance claims		74,911	63,054	74,911	63,054
Derivatives	18.2.1	89	46,664	89	
Other receivables		167,887	189,724	112,650	143,864
Investments	9	62,988	65,954	11,261,628	8,762,057
Property, plant and equipment	10	32,194,819	31,759,890	15,347,749	15,950,334
Intangible assets	11	2,747,568	2,740,982	2,504,441	2,509,778
Right of use of assets	12	1,693,559		890,751	
		44,963,455	**37,810,115**	**37,031,268**	**29,492,475**
Total assets		**65,463,789**	**59,193,982**	**50,693,621**	**42,538,106**

The notes are an integral part of the interim financial statements.

Braskem S.A.

Balance sheet

at September 30, 2019

All amounts in thousands of reais                                                                                                                                                                                                                     Continued

Liabilities and shareholders' equity	Note	Consolidated Sep/2019	Consolidated Dec/2018	Parent company Sep/2019	Parent company Dec/2018
Current liabilities					
Trade payables	13	9,099,873	8,341,252	9,257,043	8,259,259
Borrowings	14	2,921,995	737,436	821,346	128,132
Braskem Idesa borrowings	15	10,512,756	10,504,592		
Debenture	16	40,357	27,732		
Derivatives	18.2.1	89,917	70,305	85,720	70,198
Payroll and related charges		621,281	645,396	478,889	485,800
Taxes payable	19	449,353	432,005	408,070	392,573
Income tax and social contribution		37,597	419,320	16,746	31,429
Dividends		671,313	672,395	671,242	672,294
Advances from customers		255,260	153,264	207,870	133,002
Leniency agreement	22.3	359,052	288,123	359,052	230,356
Sundry provisions	21	121,860	191,536	62,152	137,424
Accounts payable to related parties	7(b)			344,556	613,085
Other payables		621,878	623,007	142,834	154,885
Other financial liabilities	23	392,203		392,203	
Lease	17	383,158	9,767	215,984	625
		26,577,853	**23,116,130**	**13,463,707**	**11,309,062**
Non-current liabilities					
Trade payables	13	5,357	273,264	5,357	273,264
Borrowings	14	24,795,932	24,160,720	2,697,161	2,148,993
Debenture	16	239,562	266,777		
Derivatives	18.2.1	282,630	161,694	238,019	161,694
Taxes payable	19	115,892	85,904	115,892	85,136
Accounts payable to related parties	7(b)			23,210,192	19,200,324
Loan to non-controlling shareholders of Braskem Idesa		2,433,789	2,183,830		
Deferred income tax and social contribution	20(b)	305,082	324,908		56,395
Post-employment benefits		214,508	206,373	90,679	90,679
Other financial liabilities	23	116,385		116,385	
Provision for losses on subsidiaries				60,245	99,918
Contingencies	22.1	1,064,049	965,317	1,054,984	954,538
Leniency agreement	22.3	1,363,434	1,154,879	1,363,434	1,154,879
Sundry provisions	21	235,475	233,006	207,352	207,907
Other payables		118,694	59,145	65,092	6,007
Lease	17	1,390,121	90,790	741,364	1,665
		32,680,910	**30,166,607**	**29,966,156**	**24,441,399**
Shareholders' equity	24				
Capital		8,043,222	8,043,222	8,043,222	8,043,222
Capital reserve		232,472	232,430	232,472	232,430
Revenue reserves		4,673,220	4,673,220	4,673,220	4,673,220
Additional paid in capital		(488,388)	(488,388)	(488,388)	(488,388)
Other comprehensive income		(5,293,126)	(5,623,020)	(5,293,126)	(5,623,020)
Treasury shares		(49,724)	(49,819)	(49,724)	(49,819)
Accumulated profits		146,082		146,082	
Total attributable to the Company's shareholders		7,263,758	6,787,645	7,263,758	6,787,645
Non-controlling interest in subsidiaries		(1,058,732)	(876,400)		
		6,205,026	**5,911,245**	**7,263,758**	**6,787,645**
Total liabilities and shareholders' equity		**65,463,789**	**59,193,982**	**50,693,621**	**42,538,106**

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of profit or loss

at September 30, 2019

All amounts in thousands of reais, except earnings or loss per share

Note	3Q2019	YTD2019	3Q2018	YTD2018
					Consolidated
				Restated	Restated
Net revenue	26	**13,368,190**	**39,683,446**	**16,348,157**	**43,163,185**
Cost of products sold	29	(11,651,152)	(34,614,756)	(12,748,440)	(33,656,276)
		1,717,038	**5,068,690**	**3,599,717**	**9,506,909**
Income (expenses)					
Selling and distribution	29	(437,959)	(1,329,992)	(443,046)	(1,230,319)
(Loss) reversals for impairment of trade accounts receivable	29	(6,332)	(6,970)	(2,720)	91,483
General and administrative	29	(573,877)	(1,530,858)	(464,666)	(1,238,632)
Research and development	29	(58,658)	(169,527)	(57,701)	(153,554)
Results from equity investments	9(c)	(2,718)	(3,173)	1,057	(414)
Other income	27	170,963	2,260,784	227,055	452,802
Other expenses	27	(249,819)	(772,320)	(69,362)	(287,355)
		558,638	**3,516,634**	**2,790,334**	**7,140,920**
Financial results	28				
Financial expenses		(878,080)	(2,673,626)	(802,711)	(2,230,786)
Financial income		214,084	666,022	210,002	465,789
Exchange rate variations, net		(1,368,488)	(1,866,536)	(338,560)	(1,794,954)
		(2,032,484)	**(3,874,140)**	**(931,269)**	**(3,559,951)**
Profit (loss) before income tax and social contribution		**(1,473,846)**	**(357,506)**	**1,859,065**	**3,580,969**
Current and deferred income tax and social contribution	20(a)	487,483	345,724	(416,953)	(495,189)
Profit (loss) for the period		**(986,363)**	**(11,782)**	**1,442,112**	**3,085,780**
Attributable to:					
Company's shareholders		(887,798)	124,339	1,344,270	2,945,114
Non-controlling interest in subsidiaries		(98,565)	(136,121)	97,842	140,666
Profit (loss) for the period		**(986,363)**	**(11,782)**	**1,442,112**	**3,085,780**

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of profit or loss

at September 30, 2019

All amounts in thousands of reais, except earnings or loss per share

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of comprehensive income

at September 30, 2019

All amounts in thousands of reais, except earnings or loss per share

Note	3Q2019	YTD2019	3Q2018	YTD2018
					Consolidated
Profit (loss) for the period		**(986,363)**	**(11,782)**	**1,442,112**	**3,085,780**
Other comprehensive income:					
Items that will be reclassified subsequently to profit or loss					
Fair value of cash flow hedge		(194,226)	(125,300)	(67,061)	(298,966)
Income tax and social contribution - cash flow hedge		65,451	39,819	24,261	106,508
Fair value of cash flow hedge from jointly-controlled		2,453	83	(4,187)	(1,640)
		(126,322)	(85,398)	(46,987)	(194,098)
Exchange variation of foreign sales hedge	18.3(a.i)	(1,794,124)	(1,563,810)	(821,985)	(3,862,388)
Sales Hedge - transfer to profit or loss	18.3(a.i)	325,098	935,685	252,364	765,476
Income tax and social contribution on exchange variation		499,468	213,562	193,671	1,052,950
Exchange variation of foreign sales hedge - Braskem Idesa	18.3(a.ii)	(241,668)	29,983	598,098	485,132
Sales Hedge - transfer to profit or loss - Braskem Idesa	18.3(a.ii)	70,181	194,987	60,810	167,115
Income tax on exchange variation - Braskem Idesa		51,446	(67,491)	(197,672)	(195,674)
		(1,089,599)	(257,084)	85,286	(1,587,389)
Foreign subsidiaries currency translation adjustment		842,153	642,403	80,347	914,636
Total		**(373,768)**	**299,921**	**118,646**	**(866,851)**
Items that will not be reclassified to profit or loss					
Long term incentive plan, net of taxes		4,844	10,466	2,730	4,320
Total comprehensive income for the period		**(1,355,287)**	**298,605**	**1,563,488**	**2,223,249**
Attributable to:					
Company's shareholders		(1,162,388)	478,408	1,423,913	2,155,845
Non-controlling interest in subsidiaries		(192,899)	(179,803)	139,575	67,404
Total comprehensive income for the period		**(1,355,287)**	**298,605**	**1,563,488**	**2,223,249**

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of comprehensive income

at September 30, 2019

All amounts in thousands of reais, except earnings or loss per share

Note	Parent company 3Q2019	YTD2019	3Q2018	YTD2018
Profit (loss) for the period		**(887,798)**	**124,339**	**1,344,270**	**2,945,114**
Other comprehensive income:					
Items that will be reclassified subsequently to profit or loss					
Fair value of cash flow hedge		(179,574)	(55,727)	(103,566)	(420,446)
Income tax and social contribution - cash flow hedge		61,055	18,947	35,213	142,952
Fair value of cash flow hedge - Braskem Idesa		(10,989)	(52,180)	27,379	91,110
Income tax and social contribution cash flow hedge - Braskem Idesa		3,297	15,654	(8,214)	(27,333)
Fair value of cash flow hedge from jointly-controlled		2,453	83	(4,187)	(1,640)
		(123,758)	(73,223)	(53,375)	(215,357)
Exchange variation of foreign sales hedge	18.3(a.i)	(1,794,124)	(1,563,810)	(821,985)	(3,862,388)
Sales Hedge - transfer to profit or loss	18.3(a.i)	325,098	935,685	252,364	765,476
Income tax and social contribution on exchange variation		499,468	213,562	193,671	1,052,950
Exchange variation of foreign sales hedge - Braskem Idesa	18.3(a.ii)	(181,251)	22,487	448,574	363,849
Sales Hedge - transfer to profit or loss - Braskem Idesa	18.3(a.ii)	52,635	146,240	45,607	125,336
Income tax on exchange variation - Braskem Idesa		38,585	(50,618)	(148,255)	(146,756)
		(1,059,589)	(296,454)	(30,024)	(1,701,533)
Foreign subsidiaries currency translation adjustment		904,060	713,511	160,403	1,123,392
Total		**(279,287)**	**343,834**	**77,004**	**(793,498)**
Items that will not be reclassified to profit or loss					
Long term incentive plan, net of taxes		4,697	10,235	2,639	4,229
Total comprehensive income for the period		**(1,162,388)**	**478,408**	**1,423,913**	**2,155,845**

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of changes in shareholder’s equity

All amounts in thousands of reais

Parent company and Consolidated
											Parent company		Consolidated
										Attributed to shareholders' interest			
			Revenue reserves										
	Capital	Capital reserve	Legal reserve	Tax incentive	Retention of profits	Additional dividends proposed	Additional paid in capital	Other comprehensive income	Treasury shares	Retained earnings	Total Braskem shareholders' interest	Non-controlling interest in subsidiaries	Total shareholders' equity
At December 31, 2017	**8,043,222**	**232,430**	**434,142**	**71,745**	**1,940,011**	**1,500,000**	**(488,388)**	**(5,165,492)**	**(49,819)**		**6,517,851**	**(827,501)**	**5,690,350**
Comprehensive income for the period:													
Profit for the period										2,945,114	2,945,114	140,666	3,085,780
Exchange variation of foreign sales hedge, net of taxes								(1,701,532)			(1,701,532)	114,143	(1,587,389)
Fair value of cash flow hedge, net of taxes								(215,358)			(215,358)	21,260	(194,098)
Foreign subsidiaries currency translation adjustment								1,123,392			1,123,392	(208,756)	914,636
								(793,498)		2,945,114	2,151,616	67,313	2,218,929
Equity valuation adjustments:													
Realization of additional property, plant and equipment price-level restatement, net of taxes								(20,037)		20,037			
Realization of deemed cost of jointly-controlled investment, net of taxes								(722)		722			
Actuarial gain with post-employment benefits, net of taxes								111			111		111
Long term incentive plan, net of taxes								4,229			4,229	91	4,320
Fair value adjustments of trade accounts receivable, net of taxes								(1,039)			(1,039)		(1,039)
								(17,458)		20,759	3,301	91	3,392
Contributions and distributions to shareholders:													
Prescribed dividend										460	460		460
Additional dividends approved in the boar meeting						(1,500,000)				(73)	(1,500,073)	(1,396)	(1,501,469)
Reversal of fiscal incentive					(129)					129			
					(129)	(1,500,000)				516	(1,499,613)	(1,396)	(1,501,009)
At September 30, 2018	**8,043,222**	**232,430**	**434,142**	**71,745**	**1,939,882**		**(488,388)**	**(5,976,448)**	**(49,819)**	**2,966,389**	**7,173,155**	**(761,493)**	**6,411,662**
At December 31, 2018	**8,043,222**	**232,430**	**577,476**	**153,478**	**1,940,011**	**2,002,255**	**(488,388)**	**(5,623,020)**	**(49,819)**		**6,787,645**	**(876,400)**	**5,911,245**
Comprehensive income for the period:													
Profit for the period										124,339	124,339	(136,121)	(11,782)
Exchange variation of foreign sales hedge, net of taxes								(296,454)			(296,454)	39,370	(257,084)
Fair value of cash flow hedge, net of taxes								(73,223)			(73,223)	(12,175)	(85,398)
Foreign currency translation adjustment								713,511			713,511	(71,108)	642,403
								343,834		124,339	468,173	(180,034)	288,139
Equity valuation adjustments:													
Realization of additional property, plant and equipment price-level restatement, net of taxes								(20,037)		20,037			
Realization of deemed cost of jointly-controlled investment, net of taxes								(702)		702			
Actuarial loss with post-employment benefits, net of taxes								(50)			(50)		(50)
Long term incentive plan, net of taxes								10,235			10,235	231	10,466
Fair value adjustments of trade accounts receivable, net of taxes								52			52		52
Exchange variation in hyperinflationary economy, net of taxes								(3,438)			(3,438)		(3,438)
								(13,940)		20,739	6,799	231	7,030
Contributions to shareholders:													
Incentive long term plan payments with treasury shares									95		95		95
Prescribed dividend										1,004	1,004		1,004
Additional dividends of subsidiary												(2,496)	(2,496)
Loss on interest in subsidiary												(33)	(33)
Gain on transfer of shares in custody long term incentive plan		42									42		42
		42							95	1,004	1,141	(2,529)	(1,388)
At September 30, 2019	**8,043,222**	**232,472**	**577,476**	**153,478**	**1,940,011**	**2,002,255**	**(488,388)**	**(5,293,126)**	**(49,724)**	**146,082**	**7,263,758**	**(1,058,732)**	**6,205,026**

The notes are an integral part of the interim financial statements.

Braskem S.A.

Statement of cash flows

at September 30, 2019

All amounts in thousands of reais

The notes are an integral part of the interim financial statements.

  Braskem S.A.

Statement of value added

at September 30, 2019

All amounts in thousands of reais

The notes are an integral part of the interim financial statements.

Braskem S.A.

Management notes

to the consolidated and parent company quarterly information at September 30, 2019

All amounts in thousands, unless otherwise stated

1.               Operations

Braskem S.A. (hereinafter “Parent Company” or “Braskem”) is a public corporation headquartered in Camaçari, Bahia (“BA”), which jointly with its subsidiaries (hereinafter “Company”) is controlled by Odebrecht S.A. (“Odebrecht”), which directly and indirectly holds interests of 50.11% and 38.32% in its voting and total capital, respectively.

(a)             As a result of the public-interest civil action mentioned in Note 22.2.b (i), on May 9, 2019, Braskem disclosed a Material Fact notice informing it has started suspending salt extraction and, consequently, the operations of the chlor-alkali and dichloroethane plants located in the district of Pontal da Barra in Maceió, Alagoas.

2.               Accounting policies

Except for the changes stemming from the adoption of the new standards (Note 2.3), the accounting policies of the prior year were applied consistently in the preparation of this quarterly information.

2.1            Basis of preparation and presentation of quarterly information

This Quarterly Information includes the period ended September 30, 2019 and should be read together with the financial statements of the Company as of December 31, 2018, prepared and presented (i) in the consolidated, in accordance with the pronouncement CPC 21 (R1), issued by the Brazilian Accounting Pronouncements Committee (CPC), and, in accordance with the pronouncement IAS 34 – Interim Financial Information, issued by the International Accounting Standards Board (IASB); and (ii) in the Parent Company, in accordance with pronouncement CPC 21 (R1) and in compliance with Federal Law 6,404/76, as amended.

The preparation of the Quarterly Information requires the use of certain critical accounting estimates. It also requires the Management of the Company to exercise its judgment in the process of applying its accounting policies.

There were no significant changes in the assumptions and judgments made by the Company’s management in the use of estimates for the preparation of the Quarterly Information in relation to those used in the      December 31, 2018 financial statements.

The issue of these financial statements was authorized by the Executive Board on November 14, 2019.

Braskem S.A.

Management notes

to the consolidated and parent company quarterly information at September 30, 2019

All amounts in thousands, unless otherwise stated

2.1.1        Consolidated and individual quarterly information

All relevant information pertaining exclusively to these interim financial statements is presented herein and corresponds to the information used by the Management of the Company.

(a)             Consolidation

The consolidated quarterly information comprises the financial statements of the Parent Company and the following entities:

Total and voting interest - %	
	Headquarters	**Sep/2019**	**Dec/2018**
Direct and Indirect subsidiaries			
BM Insurance Company Limited ("BM Insurance")	Bermuda	100.00	100.00
Braskem America Finance Company ("Braskem America Finance")	EUA	100.00	100.00
Braskem America, Inc. ("Braskem America")	EUA	100.00	100.00
Braskem Argentina S.A. ("Braskem Argentina")	Argentina	100.00	100.00
Braskem Europe GmbH ("Braskem Alemanha")	Germany	100.00	100.00
Braskem Finance Limited ("Braskem Finance")	Cayman Islands	100.00	100.00
Braskem Idesa S.A.P.I. ("Braskem Idesa")	Mexico	75.00	75.00
Braskem Idesa Servicios S.A. de CV ("Braskem Idesa Serviços")	Mexico	75.00	75.00
Braskem Incorporated Limited ("Braskem Inc")	Cayman Islands	100.00	100.00
Braskem Mexico Proyectos S.A. de C.V. SOFOM ("Braskem México Sofom")	Mexico	100.00	100.00
Braskem Mexico, S. de RL de CV ("Braskem México")	Mexico	100.00	100.00
Braskem Mexico Servicios S. RL de CV ("Braskem México Serviços")	Mexico	100.00	100.00
Braskem Netherlands B.V. ("Braskem Holanda")	Netherlands	100.00	100.00
Braskem Netherlands Finance B.V. ("Braskem Holanda Finance")	Netherlands	100.00	100.00
Braskem Netherlands Inc. B.V. ("Braskem Holanda Inc")	Netherlands	100.00	100.00
Braskem Petroquímica Chile Ltda. ("Braskem Chile")	Chile	100.00	100.00
Cetrel S.A. ("Cetrel")	Brazil	63.70	63.66
Distribuidora de Água Camaçari S.A. ("DAC")	Brazil	63.70	63.66
Lantana Trading Co. Inc. ("Lantana")	Bahamas	100.00	100.00
Specific Purpose Entity ("SPE")			
Fundo de Investimento Caixa Júpiter Multimercado Crédito Privado Longo Prazo ("FIM Júpiter")	Brazil	100.00	100.00
Fundo de Investimento Santander Netuno Multimercado Crédito Privado Longo Prazo ("FIM Netuno")	Brazil	100.00	100.00

Braskem S.A.

Management notes

to the consolidated and parent company quarterly information at September 30, 2019

All amounts in thousands, unless otherwise stated

2.2            Foreign and functional currency

(a)        Functional and presentation currency

The functional and presentation currency of the Parent Company is the real.

(b)             Functional currency other than the Brazilian real

Certain subsidiaries have a different functional currency from that of the Parent Company, as follows:

(c)             Exchange variation effects

The effects from exchange variation on transactions of the Company result mainly from the variation in the rates of the following currencies:

2.3            Changes in accounting policies

(a)             IFRS 16 / CPC 06 (R2) – Leases

For the transition, the Company used the modified retrospective approach, i.e., it applied the requirements of the lease standard to all existing agreements on the initial adoption date, i.e. January 1, 2019. Therefore, the information and balances were not restated for comparison purposes.

As from the date of first-time adoption (January 1, 2019), leases have been recognized as right-of-use asset and a corresponding liability on the date the leased asset becomes available to the Company. Each payment is allocated between the lease liability and financial cost. The financial cost of the lease liability is registered in profit or loss during the performance of the agreement, using a constant interest rate on the remaining balance of liabilities. The right-of-use asset is depreciated using the straight-line method from the commencement date to the earlier period between the useful life of the right-of-use asset or the enforceable term of the agreement.

Braskem S.A.

Management notes

to the consolidated and parent company quarterly information at September 30, 2019

All amounts in thousands, unless otherwise stated

By determining the enforceable term of the lease, the management considers all facts and circumstances that create an economic incentive to exercising the extension option or not exercising the option of early termination.

Upon adopting IFRS 16 / CPC 06 (R2), the Company recognized the lease liabilities for agreements previously classified as "operational leases," in accordance with IAS 17 / CPC 06 (R1). Until the financial statements of 2018, the payments of these leases, net of any incentives received from the lessor, were recognized in the profit or loss of the agreement period.

For leases previously classified as “financial leases,” the Company recognized lease assets and liabilities considering the amount immediately prior to the date of first-time adoption.

On the date of first-time adoption, assets and liabilities deriving from lease agreements were measured at their present value, considering the payments remaining for each agreement, using the incremental borrowing rate on January 1, 2019. The weighted average incremental rate applied on the date of first-time adoption was 6.25% p.a. The lease liabilities consider the net present value of the following lease payments:

•          Fixed payments, net of any incentive received;

•          Variable payments based on rates or indexes;

•          Expected amounts payable by the lessee for the guaranteed residual amount;

•          Exercise price under the purchase option; if it is reasonably certain that the lessee will exercise such option; and

•          Payments of fines for termination of the lease agreement if the contractual terms reflect lessee's exercise option.

Right-of-use assets were measured by the same value of the lease liabilities, adjusted for any amount of early payments and provisions for lease payments related to the agreement recognized on January 1, 2019. There were no onerous lease agreements that required adjustment at the right-of-use asset on the date of first-time adoption.

Upon first-time adoption of the rule, the Company used the following practical expedients provided for in IFRS 16 / CPC 06 (R2):

•        Did not revaluate whether the contract is or contains any lease on the initial adoption date. Instead, the Company applied the rule to agreements that have been previously identified as leases;

•        Opted not to separate non-lease components from lease components, considering them, therefore, as a single lease component;

•        Did not record contracts which, on the date of first-time adoption, will end within 12 months;

•        Did not record low-value agreements (R$30 for companies in Brazil or US$ 10 for subsidiaries abroad), in accordance with the policy defined by the Management;

Braskem S.A.

Management notes

to the consolidated and parent company quarterly information at September 30, 2019

All amounts in thousands, unless otherwise stated

•        Excluded the initial costs with measuring the asset from the right of use on the initial adoption date;

•        Used hindsight, such as determining the term of the lease, if the contract contains options to postpone or terminate the lease, among others; and

•        Applied a single discount rate to the lease portfolio with reasonably similar characteristics (such as leases with similar remaining lease terms, for a similar class of underlying asset in a similar economic environment and similar financing currencies – “portfolios”).

(b)             IFRIC 23 – Uncertainty on Income Tax Treatment (ICPC 22 – Uncertainty on Income Tax Treatments)

The new interpretation establishes requirements for recognition and measurement in situations where the Company has determined, during the process of calculating taxes on net income (income tax and social contribution), the use of tax treatments that could be construed as uncertain and, therefore, could be questioned by the tax authorities.

The Company concluded its analyses of the adoption of this standard and did not identify impacts on the quarterly information.

2.4       Change in accounting policy

In the period ended September 30, 2019, the Company changed the classification of the provision for sharing profits with its team members in order to report the effects of this expense by function.

Therefore, in the period ended September 30, 2018, the amounts related to this item were reclassified from “Other expenses” (Consolidated – R$287,713, Parent Company – R$209,427) to “cost of goods sold” (Consolidated - R$111,326, Parent Company - R$91,101), “selling and distribution expenses” (Consolidated - R$39,044, Parent Company – R$23,037), “general and administrative expenses” (Consolidated - R$122,540, Parent Company - R$86,912) and research and development (Consolidated - R$14,803, Parent Company – R$8,377).

3                 Cash and cash equivalents

The information on cash and cash equivalents was presented in the 2018 annual financial statements of the Company, in Note 5.

(i)        On September 30, 2019, cash includes R$567,457 and cash equivalents R$522,647 (R$963,357 on December 31, 2018) held by subsidiary Braskem Idesa, which cannot be used by other Group entities.

Braskem S.A.

Management notes

to the consolidated and parent company quarterly information at September 30, 2019

All amounts in thousands, unless otherwise stated

4                 Financial investments

The information on financial investments was presented in the 2018 annual financial statements of the Company, in Note 6.

(i)    Refers to Brazilian floating-rate government bonds (“LFTs”) issued by the Brazilian federal government and floating-rate bonds (“LFs”) issued by financial institutions. These bonds have original maturity above three months, immediate liquidity on the secondary market and Management expects them to be realized in the short term.

(ii)  Restricted funds represent bank deposits with yields of approximately 100% of the Interbank Deposit Rate (“CDI”), and their use is related to the fulfillment of the contractual obligations of the debentures.

Braskem S.A.

Management notes

to the consolidated and parent company quarterly information at September 30, 2019

All amounts in thousands, unless otherwise stated

5                 Trade accounts receivable

The information on trade accounts receivable was presented in the 2018 annual financial statements of the Company, in Note 7.

The following table shows the Company’s expected credit loss:

Braskem S.A.

Management notes

to the consolidated and parent company quarterly information at September 30, 2019

All amounts in thousands, unless otherwise stated

6                 Inventories

The information on inventories was presented in the 2018 annual financial statements of the Company, in Note 8.

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at September 30, 2019
All amounts in thousands, unless otherwise stated

7                 Related parties

The information concerning related parties was presented in the 2018 annual financial statements of the Company, in Note 9.

(a)             Consolidated

Braskem S.A.

Management notes

to the consolidated and parent company quarterly information at September 30, 2019

All amounts in thousands, unless otherwise stated

(b)            Parent Company

Balances at September 30, 2019

Balance sheet	Braskem Inc.	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	Other	Odebrecht and subsidiaries and associates	Petrobras and subsidiaries	Other	FIM Júpiter and Netuno	Total
	Associates companies, Jointly-controlled investment and Associates companies						Related companies			SPE	
Assets											
Current											
Cash and equivalents										1,424,283	1,424,283
Financial investments										1,174,172	1,174,172
Trade accounts receivable		855,972		101,535	90,791	18,055		3,987	1,135		1,071,475
Inventories								12,609			12,609
Related parties											
Other receivables		1,012		375	1	14,470					15,858
Non-current											
Related parties											
Loan agreements						1,109					1,109
Total assets		**856,984**		**101,910**	**90,792**	**33,634**		**16,596**	**1,135**	**2,598,455**	**3,699,506**
Liabilities											
Current											
Trade payables		7,528,554		210		15,063	7,832	107,255	9,428		7,668,342
Accounts payable to related parties											
Advance to export			311,647	5,027		25,706					342,380
Other payables		1,079				1,039	58				2,176
Other		14,642		739	5	81		867	5,169		21,503
Non-current											
Accounts payable to related parties											
Advance to export			20,699,059	345,645		2,165,488					23,210,192
Total liabilities		**7,544,275**	**21,010,706**	**351,621**	**5**	**2,207,377**	**7,890**	**108,122**	**14,597**		**31,244,593**

Nine-month period ended September 30, 2019

	Braskem Inc	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	Other	Odebrecht and subsidiaries and associates	Petrobras and subsidiaries	Other	FIM Júpiter and Netuno	Total
	Associates companies, Jointly-controlled investment and Associates companies						Related companies			SPE	
Transactions											
Sales of products		3,143,773		442,196	202,495	111,726		647,171	406,553		4,953,914
Purchases of raw materials, finished products services and utilities		9,675,081		70		119,156	255,504	9,431,961	1,241		19,483,013
Financial income (expenses), net	755	(531,152)	(2,750,632)	(38,128)	7,534	(210,630)	(14)	(4)	(17)	155,511	(3,366,777)
Other income (expenses)							(34,873)				(34,873)
General and administrative expenses - Odeprev									(41,017)		(41,017)

Braskem S.A.

Management notes

to the consolidated and parent company quarterly information at September 30, 2019

All amounts in thousands, unless otherwise stated

Balances at December 31, 2018

Balance sheet	Braskem Inc.	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	Other	Odebrecht and subsidiaries and associates	Petrobras and subsidiaries	Other	FIM Júpiter and Netuno	Total
	Associates companies, Jointly-controlled investment and Associates companies						Related companies			SPE	
Assets											
Current											
Cash and equivalents										1,323,799	1,323,799
Financial investments										2,247,271	2,247,271
Trade accounts receivable				25,053	105,483	27,670		20,119			178,325
Inventories							8,665	30,193			38,858
Dividends and interest on capital									890		890
Related parties	193	1,143		26,524	1	10,183					38,044
Non-current											
Trade accounts receivable		245,765									245,765
Related parties											
Loan agreements	18,449					1,032					19,481
Total assets	**18,642**	**246,908**		**51,577**	**105,484**	**38,885**	**8,665**	**50,312**	**890**	**3,571,070**	**4,092,433**
Liabilities											
Current											
Trade payables		6,847,872				24,484	14,759	160,324			7,047,439
Accounts payable to related parties											
Advance to export			585,873	10,739							596,612
Other payables	14,879	35		445		1,114					16,473
Other		20,612					2,841	484			23,937
Non-current											
Accounts payable to related parties											
Advance to export			18,878,716	321,608							19,200,324
Total liabilities	**14,879**	**6,868,519**	**19,464,589**	**332,792**		**25,598**	**17,600**	**160,808**			**26,884,785**

Nine-month period ended September 30, 2018

Transactions	Braskem Inc	Braskem Holanda	Braskem Holanda Inc	Braskem America	Braskem Argentina	Other	Odebrecht and subsidiaries and associates	Petrobras and subsidiaries	Other	FIM Júpiter and Netuno	Total
	Associates companies, Jointly-controlled investment and Associates companies						Related companies			SPE	
Sales of products		2,883,394		239,733	256,096	620,514		898,688			4,898,425
Purchases of raw materials, finished products services and utilities		9,816,038		309		128,523	374,262	11,223,546			21,542,678
Financial income (expenses), net	1,080	(2,861,766)	(2,437,625)	(164,443)	27,690	10,559	1,950	(47)		159,433	(5,263,169)
Other income (expenses)							12,918				12,918
General and administrative expenses - Odeprev									(40,366)		(40,366)

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at September 30, 2019
All amounts in thousands, unless otherwise stated

(c)             Agreements executed and/or renewed with related companies

In the period ended September 30, 2019, the Company engaged in the following transactions with related parties:

(i)       Sales of gasoline to Refinaria de Petróleo Riograndense S.A. (“RPR”) are made based on monthly negotiations. Sales in the period amounted to R$172,068 (R$219,204 on September 30, 2018).

(ii)     Braskem has held agreements for the sale of gasoline to Petrobrás Distribuidora S.A., which are renewed monthly. Sales in the period amounted to R$752,516 (R$825,442 on September 30, 2018).

(iii)   In January 2019, the Company entered into an amendment to the agreement executed in December 2017 with Agro Energia Santa Luzia S.A. - USL, Usina Conquista do Pontal S.A. - UCP, Atvos Agroindustrial S.A. and Brenco Companhia Brasileira de Energia Renovável for the purchase of raw materials for future delivery between January and March 2019. This amendment provided for an advance of R$100,413 which, on September 30, 2019, had no outstanding balance.

(d)             Key management personnel

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at September 30, 2019
All amounts in thousands, unless otherwise stated

8                 Taxes recoverable

The information on taxes recoverable was presented in the 2018 annual financial statements of the Company, in Note 10.

(a)             Recovery of Federal Tax Credits

During the period ended September 30, 2019, the courts issued final and unappealable decisions on the lawsuit brought by Braskem S.A. and on lawsuits brought by its subsidiaries that order the exclusion of ICMS tax from the calculation base of PIS/COFINS taxes and that the longer period be retroactive to 1991. The effects of these decisions were assessed through the nine-month period ended September 30, 2019 by the Company, which recognized the amount of R$2,048,782 related to PIS and COFINS taxes, of which R$1,850,254 was recorded under “Other operating income (expenses)” and R$198,528 under “Financial income.” The amount of R$1,440,000 is classified in current assets.

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at September 30, 2019
All amounts in thousands, unless otherwise stated

9                 Investments

The information related to investments was presented in the Company’s 2018 annual financial statements, in Note 11.

(a)             Information on investments

Interest in total and voting capital (%)	Adjusted net profit (loss) for the period		Adjusted equity	
	Direct and indirect	Sep/2019	Sep/2018	Sep/2019	Dec/2018
Subsidiaries					
BM Insurance	100.00	3,602		4,865	1,082
Braskem Alemanha	100.00	635,691	1,158,695	6,980,135	6,165,186
Braskem America	100.00	527,437	1,117,581	6,611,335	5,626,416
Braskem America Finance	100.00	808	1,467	(4,233)	(4,707)
Braskem Argentina	100.00	12,597	(21,603)	8,158	23,713
Braskem Chile	100.00	3,272	2,696	25,016	20,764
Braskem Holanda	100.00	1,660,161	2,703,933	10,312,382	7,853,313
Braskem Holanda Finance	100.00	48	105	(10,999)	(10,232)
Braskem Holanda Inc	100.00	1,695	3,186	10,664	8,210
Braskem Finance	100.00	39,748	(19,425)	(59,168)	(98,916)
Braskem Idesa	75.00	(578,451)	518,165	(4,576,416)	(3,829,092)
Braskem Idesa Serviços	75.00	(3,700)	3,843	23,322	24,793
Braskem Inc.	100.00	2,724	(19,445)	199,864	197,139
Braskem México	100.00	7,670	(5,081)	245,698	222,265
Braskem México Sofom	100.00	(24,630)	32,022	32,796	51,590
Braskem México Serviços	100.00	(70)	(3,306)	40	105
Cetrel	63.70	23,395	30,612	235,163	222,678
DAC	63.70	22,547	15,571	111,104	94,584
Lantana	100.00	(78)	(187)	(1,118)	(1,040)
Jointly-controlled investment					
RPR	33.20	(10,386)	7,441	85,856	99,672
Associate					
Borealis	20.00	17,219	(2,283)	171,682	163,884

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at September 30, 2019
All amounts in thousands, unless otherwise stated

(b)             Changes in investments – Parent Company

(c)             Results from equity investments

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at September 30, 2019
All amounts in thousands, unless otherwise stated

(d)             Impacts on consolidation of Braskem Idesa

In compliance with IFRS 12 and CPC 45, the Company is presenting the financial information of the subsidiary in which there is interest held by non-controlling shareholder with material effects in the Company’s consolidated statements.

(i)        Consolidation of Braskem Idesa with its direct subsidiary Braskem Idesa Serviços.

(ii)      Loan from Braskem Holanda as part of shareholders’ contribution to Braskem Idesa’s project.

(iii)     Adjustment corresponding to the capitalization of a portion of financial charges of the loan mentioned above.

(iv)     Provision recorded in the subsidiary Braskem Holanda for the negative shareholders' equity of Braskem Idesa.

(v)      Loan owed to the non-controlling shareholder as part of shareholders’ contribution to the project.

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at September 30, 2019
All amounts in thousands, unless otherwise stated

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at September 30, 2019
All amounts in thousands, unless otherwise stated

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at September 30, 2019
All amounts in thousands, unless otherwise stated

10              Property, plant and equipment

The information on property, plant and equipment was presented in the Company’s 2018 annual financial statements, in Note 12.

Capitalized charges in the nine-month period ended September 30, 2019 was R$140,275 in Consolidated and R$51,966 in Parent company (for the period ended September 30, 2018 was R$125,213 in Consolidated and R$59,821 in the Parent company).

Property, plant and equipment impairment analysis

With the suspension of operations informed in Note 1 (b), Braskem conducted the Vinyls segment impairment test, represented by the assets of the PVC and chlorine soda plants located in Alagoas and Bahia. This test indicated that there is no need for a provision for impairment.

The assumptions adopted to determine the discounted cash flow include; five-year cash flow based on the business plan, after tax discount rate of 11.72% p.a. and the inflation rate in perpetuity of 3.6%.

In addition to the test performed with the above assumptions, a sensitivity analysis was performed, with changes in the “discount rate” and “growth rate for perpetuity” variables, which also indicated that there is no need to record a provision. This sensitivity analysis considered two scenarios, (i) + 0.5% at the discount rate; and (ii) -0.5% in the perpetuity growth rate.

There were no significant events or circumstances that indicate the need for impairment testing on the property, plant and equipment of the other CGUs and/or operating segments of the Company.

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at September 30, 2019
All amounts in thousands, unless otherwise stated

11              Intangible assets

The information on intangible assets was presented in the 2018 annual financial statements of the Company, in Note 13.

The amortization in the nine-month period ended September 30, 2019 was R$46,021 in Consolidated and R$33,274 in the Parent company (for the period ended September 30, 2018 was R$60,522 in Consolidated and R$34,156 in the Parent company).

12              Right-of-use assets

The Company leases various offices, freight cars, vessels, equipment and vehicles. They are negotiated individually and contain various terms and conditions.

Lease payments are discounted using the implicit contract rate. If such rate cannot be determined, the incremental borrowing rate of the Company is applied, which corresponds to the rate the Company would pay if a loan was taken out, with similar term and guarantee, for the acquisition of a similar asset under similar economic scenario and conditions.

The right-of-use asset is measured at a cost composed by:

•      Amount initially measured for the lease liabilities;

•      Any payment made until the start of the lease, net of any incentive received;

•      Any initial direct cost; and

•      Restoration costs.

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at September 30, 2019
All amounts in thousands, unless otherwise stated

The right-of-use asset recognized on the date of application derives from the following types of assets:

(i)    Includes the balances of agreements classified as of December 31, 2018 as financial leases that previously were recognized as “Property, plant and equipment,” in the amounts of R$97,995 in the consolidated and R$2,303 in the Parent Company.

The depreciation, additions and write-offs related to right of use of assets, in the nine-month period ended September 30, 2019, amounted to consolidated R$246,209 (Parent company R$145,280), consolidated R$200,854 (Parent company R$70,346) and consolidated R$126,958 (Parent company R$126,958), respectively.

Expenses with short-term leases recognized in the nine-month period ended September 30, 2019 amounted to consolidated R$84,082 (Parent company R$81,470).

To optimize lease costs during the term of the agreement, the Company should provide guaranteed residual amounts for the leased asset. In the case of certain lease agreements for freight cars that were classified as of December 31, 2018 as financial lease, the Company guaranteed any difference between the contractual payment flow and the fair value of these assets upon expiration of the enforceable term, limited to R$52,293 (US$12,559).

13              Suppliers

(i)        Considers R$6.7 billion (2018 - R$5.6 billion) in raw material purchases due in up to 360 days for which the Company provides letters of credit issued by financial institutions that indicate the suppliers as beneficiaries.

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at September 30, 2019
All amounts in thousands, unless otherwise stated

14              Borrowings

The information on borrowings was presented in the 2018 annual financial statements of the Company, in Note 15.

(a)             Borrowings

(i)      On April 8, 2019, Braskem S.A. contracted a US$80,383 financing facility with a term of 7 years. To consummate this facility, certain assets of the Company’s plants were transferred to the financial institution. In accordance with IFRS 15 / CPC 48, this transfer is not considered as sale.

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at September 30, 2019
All amounts in thousands, unless otherwise stated

(b)             Payment schedule

The maturity profile of amounts maturing in the long-term is as follows:

(c)             Guarantees

Braskem gave collateral for part of its borrowings as follows:

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at September 30, 2019
All amounts in thousands, unless otherwise stated

15              Braskem Idesa borrowings

The information on Braskem Idesa borrowings was presented in the 2018 annual financial statements in Note 16.

In keeping with the Company’s Financial Policy, the investment in the petrochemical complex Braskem Idesa was financed under a Project Finance structure, in which the construction loan must be repaid using exclusively the cash generated by Braskem Idesa, with limited guarantees pledged by shareholders. This financing structure includes guarantees typical to transactions of this kind, such as assets, receivables, cash generation and other rights of Braskem Idesa. In addition, these borrowings include various contractual obligations (covenants) that are typical of contracts of this nature.

On the reporting date of the quarterly financial statements of September 30, 2019, the breach of some non-financial contractual obligations remained. As a result, the reclassification to current liabilities of the entire balance of the non-current portion of the loan outstanding, in the amount of R$9,397,770, was maintained, in accordance with CPC 26 and its corresponding accounting standard IAS 1 (Presentation of Financial Statements).

In accordance with the aforementioned accounting standards, reclassification is required in situations in which the breach of certain contractual obligations entitles creditors to request from Braskem Idesa the prepayment of obligations in the short term. In this context, note that none of the creditors has requested said prepayment of obligations and that Braskem Idesa has been settling its debt service obligations in accordance with their original maturity schedule.

As described in Note 31(a), on October 9, 2019 Braskem Idesa obtained the approvals for said breaches of contractual obligations, in order to return to non-current liabilities in the 2019 annual financial statements the amount of long-term debt related to the Project Finance.

16              Debentures

The information related to debentures was presented in the 2018 annual financial statements of the Company, in Note 17. The debentures were issued by the subsidiaries Cetrel and DAC.

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at September 30, 2019
All amounts in thousands, unless otherwise stated

(a)             Payment schedule

The maturity profile of the long-term debentures is as follows:

(b)             Guarantees

The issuers entered into agreements for the fiduciary assignment of receivables, with the maintenance of restricted accounts, to cover debt service for up to three months of the installments due, in accordance with the assignment agreements.

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at September 30, 2019
All amounts in thousands, unless otherwise stated

17              Reconciliation of changes in borrowings in the statement of cash flow

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at September 30, 2019
All amounts in thousands, unless otherwise stated

18              Financial instruments

The information related to financial instruments was presented in the 2018 financial statements of the Company, in Note 19.

18.1         Non-derivative financial instruments and leniency agreement (Note 22.3) – consolidated

Note	Classification by category	Fair value hierarchy	Book value		Fair value	
				Sep/2019	Dec/2018	Sep/2019	Dec/2018
Cash and cash equivalents	3						
Cash and banks		Amortized cost		1,936,996	2,228,964	1,936,996	2,228,964
Financial investments in Brazil		Fair value through profit or loss	Level 2	1,739,600	1,754,561	1,739,600	1,754,561
Financial investments abroad		Fair value through profit or loss	Level 2	2,038,478	1,564,112	2,038,478	1,564,112
				5,715,074	**5,547,637**	**5,715,074**	**5,547,637**
Financial investments	4						
LFT´s and LF´s		Fair value through profit or loss	Level 2	1,174,172	2,247,272	1,174,172	2,247,272
Time deposit investments		Amortized cost	Level 2	41,735	49,630	41,735	49,630
Other		Fair value through profit or loss	Level 2	82,439	70,709	82,439	70,709
				1,298,346	**2,367,611**	**1,298,346**	**2,367,611**
Trade accounts receivable	5	Amortized cost		**2,720,516**	**3,045,463**	**2,720,516**	**3,045,463**
Trade accounts receivable	5	Fair value through profit or loss	Level 2	**56,020**	**47,540**	**56,020**	**47,540**
Trade payables	13	Amortized cost		**9,105,230**	**8,614,516**	**9,105,230**	**8,614,516**
Borrowings	14	Amortized cost					
Foreign currency - Bond			Level 1	23,497,699	21,930,575	25,164,366	22,028,040
Foreign currency - other borrowings			Level 2	3,617,946	2,578,147	3,099,229	2,277,069
Local currency			Level 2	917,147	736,388	701,415	598,926
				28,032,792	**25,245,110**	**28,965,010**	**24,904,035**
Braskem Idesa borrowings	15	Amortized cost	Level 2	**10,594,153**	**10,594,117**	**9,719,181**	**9,367,878**
Debentures	16	Amortized cost	Level 2	**279,919**	**294,509**	**278,306**	**239,976**
Loan ton non-controlling shareholder of Braskem Idesa		Amortized cost		**2,433,789**	**2,183,830**	**2,433,789**	**2,183,830**
Leniency agreement	22.3	Amortized cost		**1,722,486**	**1,443,002**	**1,722,486**	**1,443,002**
Other financial liabilities	23	Amortized cost		**508,588**		**508,588**

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at September 30, 2019
All amounts in thousands, unless otherwise stated

18.2         Derivative financial instruments

18.2.1     Changes

(a)        Operations designated for hedge accounting

(a.i)      U.S. dollar Call and Put Options

On September 30, 2019, Braskem held a total notional amount of put options of US$2.1 billion, with an average strike price of 3.49 R$/US$. Simultaneously, the Company also held a total notional amount of call options of US$1.5 billion, with an average strike price of R$4.81. The operations have a maximum term of 24 months. Dollar-denominated future sales in Brazilian real were designated for hedge accounting, with the months of revenue recognition always coinciding with the months of the options.

(a.ii)     Dollar Swap

To remain aligned with its risk management strategy, the Company contracted foreign exchange derivative operations (“swaps”) in the aggregate amount of R$1.3 billion, with annual maturities over the following 5 years starting January 30, 2019. These operations were designated as cash flow hedge accounting, where the hedging instruments are foreign exchange derivatives and the hedged objects are highly probable future revenues in the domestic market subject to fluctuations in Brazilian Real/U.S. dollar price. Accordingly, the mark-to-market adjustment of the effective portion of the hedge will be recognized under shareholders equity in OCI and will be recognized in the financial result only upon the realization of one of the objects.

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at September 30, 2019
All amounts in thousands, unless otherwise stated

(a.iii)    Hedge operations by the subsidiary Braskem Idesa related to the Project Finance

Interest rate swap linked to Libor

Braskem Idesa contracted swap operations to offset part of the variation in Libor arising from the borrowings mentioned in Note 15. The hedge operation shares the same guarantees as the Project Finance.

18.3         Non-derivative liabilities designated for export hedge accounting

(a.i)      Future exports in U.S. dollars

On September 30, 2019, exports that were designated, not yet realized and not discontinued are shown below:

The following table provides the changes in in financial instruments designated for this hedge in the period.

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at September 30, 2019
All amounts in thousands, unless otherwise stated

On September 30, 2019, the maturities of financial liabilities designated, within the scope of the consolidated balance sheet, were as follows:

The realizations expected for the subsequent quarter of fiscal year 2019 will occur through payments of financial instruments in conformity with the exports made, with the exchange variation recorded in “Other comprehensive income” reclassified to the financial result. For all quarters of the year, realizations will be made at the discounted cash flow rate. The quarterly schedule of the exports that are the object of hedge occurring in the subsequent quarter of 2019 is as follows:

The changes in foreign exchange variation and Income Tax and Social Contribution under item “Other comprehensive income (expenses)” of this hedge are as follows:

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at September 30, 2019
All amounts in thousands, unless otherwise stated

(a.ii)     Liabilities related to the Project Finance of future sales in U.S. dollar

On September 30, 2019, sales designated and not yet realized are as follows:

The following table shows the changes in financial instruments designated for these hedge operations in the period:

On September 30, 2019, the maturities of financial liabilities designated were distributed as follows:

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at September 30, 2019
All amounts in thousands, unless otherwise stated

The following table provides the balance of discontinued hedge accounting amount, in the nine-month period ended September 30, 2019 (US$11.104), which is recorded in Braskem Idesa’s shareholders’ equity under item “Other comprehensive income (expenses)” and will be transferred to financial income (expenses) according to the schedule of future hedged sales:

The following table provides the balances of exchange variation recognized in Braskem Idesa’s financial income (expenses) due to the realization of sales designated for this hedge over the course of the nine-month period ended September 30, 2019:

The changes in foreign exchange variation and Income Tax and Social Contribution under item “Other comprehensive income (expenses)” are as follows:

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at September 30, 2019
All amounts in thousands, unless otherwise stated

18.4         Credit quality of financial assets

(a)             Trade accounts receivable

Virtually none of the Company’s clients have risk ratings assigned by credit rating agencies. For this reason, Company developed its own credit rating system for all accounts receivable from clients in Brazil and abroad.

On September 30, 2019 and December 31, 2018, the Company’s trade accounts receivable has the following credit ratings:

(i)    Most clients in this group are inactive and the respective accounts are in the process of collection actions in the courts. Clients in this group that are still active buy from Braskem and pay in advance.

Default indicators

This calculation considers the amount of trade receivables overdue more than 5 days for the domestic market and 30 days for the international market, divided by consolidated gross revenue in the last 12 months.

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at September 30, 2019
All amounts in thousands, unless otherwise stated

(b)             Other financial assets

In order to determine the credit ratings of counterparties in financial assets classified as cash and cash equivalents and financial investments, the Company uses credit rating from the following agencies: Standard & Poor’s, Moody’s and Fitch Ratings within the limits established in its financial policy approved by the Board of Directors.

(i)        Investments approved by the Management of the Company, as permitted by the financial policy.

18.5         Sensitivity analysis

Financial instruments, including derivatives, may be subject to changes in their fair value as a result of the variation in commodity prices, foreign exchange rates, interest rates, shares and share indexes, price indexes and other variables. The sensitivity of the derivative and non-derivative financial instruments to these variables are presented below:

(a)             Selection of risks

On September 30, 2019, the main risks that can affect the value of the Company’s financial instruments are:

•      Brazilian real/U.S. dollar exchange rate;

•      Brazilian real/Mexican peso exchange rate;

•      Brazilian real/Euro exchange rate;

•      Libor floating interest rate;

•      Selic interest rate;

•      CDI interest rate;

•      TJLP interest rate; and

•      IPCA interest rate.

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at September 30, 2019
All amounts in thousands, unless otherwise stated

For the purposes of the risk sensitivity analysis, the Company presents the exposures to currencies as if they were independent, that is, not reflecting in the exposure to a foreign exchange rate the risks of the variation in other foreign exchange rates that could be directly influenced by it.

(b)             Value at risk

The value at risk of the derivatives held by Company which is defined as the loss that could result in one month as from September 30, 2019, with a probability of 5%, and under normal market conditions, was estimated by the Company at US$35,247 for put and call options (Note 18.2.1(a.i)), US$4,251 for the swap of Libor related to Braskem Idesa’s project, US$32,288 for Dollar Swap (Note 18.2.1(a.ii)) and US$8,309 for NCE Swap.

(c)             Selection of scenarios

(c.1)     Probable scenario

The Market Readout published by the Central Bank of Brazil was used to create the probable scenario for the U.S. dollar/Brazilian real exchange rate, Selic basic interest rate and the CDI interest rate, using the reference date of September 30, 2019. According to the Market Readout, by the end of 2019, the U.S. dollar will remain at around R$4.00 during 2019, while the Selic rate will be reduced to 4.75% p.a. The Selic rate is used as a reference for analyses of sensitivity to the CDI.

The probable scenario for the TJLP rate considers a 0.75% reduction from the current level of 5.95%.

Since the Market Readout survey does not publish estimates for the LIBOR rate, the Company opted to use the average projection of the U.S. Federal Reserve for the federal funds rate published in September 2019 plus the historical difference between such rate and LIBOR. For the adverse scenarios, increases of 25% and 50% in relation to current market levels were applied.

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at September 30, 2019
All amounts in thousands, unless otherwise stated

(c.2)     Possible and extreme adverse scenarios

The sensitivity values in the table below are the changes in the value of the financial instruments in each scenario:

Instrument / Sensitivity	Probable	Gain (losses) Possible adverse (25%)	Extreme adverse (50%)
Brazilian real/U.S. dollar exchange rate			
Bonds	927,630	(5,874,425)	(11,748,849)
Braskem Idesa borrowings	418,231	(2,648,538)	(5,297,077)
Export prepayments	38,391	(243,120)	(486,240)
Advance of exchange contract	16,554	(104,831)	(209,662)
Investments	30,042	(190,246)	(380,491)
SACE	46,708	(295,789)	(591,578)
Dollar put option	46,952	(965,113)	(2,640,591)
Dollar swap	13,325	(84,386)	(168,771)
Swap NCE	17,859	(113,117)	(226,236)
Swap CDI x Dólar	56,307	(355,890)	(712,096)
Financial investments abroad	89,376	(565,992)	(1,131,983)
Libor floating interest rate			
Export prepayments	(4,918)	(24,589)	(49,177)
Swaps	(12,725)	36,956	73,252
Braskem Idesa borrowings	(102,372)	(511,861)	(1,023,721)
CDI interest rate			
Export credit notes	31,923	(27,118)	(54,312)
Debentures	12,933	(8,641)	(17,795)
Financial investments in local currency	(26,978)	49,482	98,991
IPCA interest rate			
Debentures	(9,437)	(12,676)	(25,746)
TLP interest rate			
FINAME	3	(6)	(12)
Selic interest rate			
Leniency agreement	15,713	(29,057)	(58,438)

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at September 30, 2019
All amounts in thousands, unless otherwise stated

19              Taxes payable

The information related to taxes payable was presented in the Company’s 2018 annual financial statements, in Note 20.

20              Income tax (“IR”) and social contribution (“CSL”)

The information related to income tax and social contribution was presented in the Company’s 2018 annual financial statements, in Note 21.

(a)             Reconciliation of the effects of income tax and social contribution on profit or loss

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at September 30, 2019
All amounts in thousands, unless otherwise stated

(b)             Breakdown of deferred income tax and social contribution

(b.i)     Deferred taxes per nature

(b.ii)    Offset for the purpose of presentation in the balance sheet (consolidated)

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at September 30, 2019
All amounts in thousands, unless otherwise stated

(c)             Realization of deferred income tax and social contribution

In the period ended September 30, 2019, there were no material events or circumstances that indicate any compromise of the realization of these deferred taxes.

21              Sundry provisions

The information on sundry provisions was presented in the 2018 annual financial statements of the Company, in Note 22.

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at September 30, 2019
All amounts in thousands, unless otherwise stated

22              Contingencies

22.1         Claims with probable loss and contingent liabilities arising from business combinations

The description of the main contingent liabilities of the Company was presented in the 2018 annual financial statements, in Note 23.1.

22.2         Claims with possible losses

The description of the main claims with possible losses are presented in the financial statements for fiscal year 2018, in Note 23.2.

(a)         Tax

(i)          PIS, COFINS, IR and CSL: taxation of tax losses and liability reductions in connection with the installment plan under MP 470/09

The Company was assessed for not recording as taxable the amounts of the credits from tax losses and social contribution tax loss carryforwards used to settle tax liabilities paid in installments under Provisional Presidential Decree MP 470/09. In the specific case of PIS and COFINS taxes, the assessment also includes the reductions applied to fines and interest arising from the adoption of the installment plan. Said tax credits and liability reductions were not taxed given the Company’s understanding that they did not represent taxable income.

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at September 30, 2019
All amounts in thousands, unless otherwise stated

In November 2018, the notice related to IRPJ/CSL was fully denied in a final and unappealable decision issued by CARF.

In August 2019, the part of the notice related to PIS/COFINS was fully denied in a final and unappealable decision issued by CARF.

On September 30, 2019, the restated amount of the taxes and tax effects from disallowances of income tax losses and social contribution tax loss carryforwards under said tax deficiency notice was R$877 million.

The Company’s external legal advisors estimate that the administrative proceedings should be concluded by 2020.

(ii)   PIS and COFINS – Offsetting of DCide-Fuels

The Company is a party to lawsuits claiming PIS and COFINS tax liabilities due to the use of Cide-Fuels credits to offset these taxes, as authorized under Federal Law 10,336/2001.

On September 30, 2019, the restated value of these claims was R$143 million.

The Company’s legal advisors estimate that: (i) the lawsuits should be concluded by 2028; and (ii) in the event of an adverse ruling for the Company, which is not expected, these contingencies could be settled for up to 50% of the amounts in dispute. This estimate is based on the probability of loss of the Company's defense thesis, based on court precedents.

The Company offered guarantees in the lawsuits that fully supporting the related liabilities.

(b)         Civil and Labor

(i)          Geological phenomenon - Alagoas

An ongoing geological event has been observed in three districts of the city of Maceió, where salt mining wells that were operated by Braskem are located.

In May, the Brazilian Geological Service (CRPM) issued a report on the phenomenon claiming its causes were related to Braskem’s salt mining operations. In the context of this event, the following lawsuits were filed against the Company:

Public-Interest Civil Action (ACP) filed by the Alagoas State Prosecution Office (MPE) and the Alagoas State Public Defender’s Office – Reparation for residents

This lawsuit sought a preliminary injunction for the freezing of R$3.7 billion and the award of damages for losses caused to the residents of the districts of Pinheiro, Mutange and Bebedouro, which was estimated by Plaintiffs at R$7.1 billion.

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at September 30, 2019
All amounts in thousands, unless otherwise stated

On April 4, 2019, the preliminary injunction was partially granted, with an order to freeze the amount of R$100 million, which remains in force. Subsequently, the Alagoas State Court of Appeals (TJ-AL) suspended the distribution of dividends related to the net income for fiscal year 2018, a ruling that was overturned by the Superior Court of Justice (STJ) by an appeal filed by Braskem, which committed to present in the lawsuit a performance bond in an amount equivalent to management’s proposal for the distribution of dividends at the time (100% of net income for the fiscal year). Subsequently, another R$3.7 billion were frozen during the June courthouse vacation by a ruling of the presiding judge of the TJ-AL, which also was overturned by the STJ, conditioned upon presentation of a performance bond in an amount equivalent to that frozen.

Currently, the lawsuit is secured by R$100 million and by two performance bonds in the amounts of R$2.7 million and R$3.7 million. The ruling of the STJ regarding the restitution of the amount frozen of R$3.7 million is pending fulfillment.

No judgement has yet been rendered in the lawsuit. The Management, supported by the opinion of the external legal advisors, classifies the probability of loss in this case as possible.

Public-Interest Civil Action filed by the Alagoas State Labor Prosecution Office (MPT-AL) – Reparation for workers

Public-Interest Civil Action with a preliminary injunction to freeze a total of R$2.5 billion to guarantee any indemnification for material damages to workers affected by the geological phenomenon. In said lawsuit, the MPT-AL also claims indemnification of the workers for moral damages of R$1 billion and other obligations in the amount of R$125 million, totaling the value of R$3,6 billion.

On October 10, 2019, the tenured judge of the lawsuit denied the injunction sought by the MPT-AL.

No judgement has yet been rendered in the lawsuit. The Management, supported by the opinion of the external legal advisors, classifies the probability of loss in this case as possible.

Public-Interest Civil Action filed by the Alagoas State Federal Prosecution Office (MPF-AL) – Socio-environmental reparation

Public-Interest Civil Action against Braskem and other defendants seeking approximately R$28.7 billion for social, environmental and property damages, as well as various other corrective and compliance measures, safety plans and the suspension of the Company’s government benefits.

In the preliminary injunction phase, the following main claims were made: (i) the accrual of an own private fund in the initial amount of R$3.1 billion for the execution of social and environmental programs and of emergency measures, and the maintenance in said fund of working capital in the amount of R$2 billion or, after the financial schedule is approved, an amount equivalent to 100% of the expenses projected for the subsequent 12-month period; (ii) the presentation of guarantees in the amount of R$20.5 billion; (iii) a prohibition on the encumbrance or divestment of any of the Company’s fixed assets and on the distribution of profits; (iv) a court-ordered freeze of any profits not distributed as of the date hereof; and (v) a suspension of financing with the Brazilian Development Bank (BNDES) and of government incentives, as well as on the prepayment of financial transactions with the BNDES.

The Company and other defendants have argued against the preliminary injunctions, which have not yet been assessed by the tenured judge of the lawsuit.

Braskem S.A.

Management notes

to the consolidated and parent company quarterly information at September 30, 2019

All amounts in thousands, unless otherwise stated

The Management, supported by the opinion of the external legal advisors, classifies the probability of loss in this case as possible.

Action for Damages – Pinheiro District Property

Action for Damages filed by Construtora H. Lobo (under court-supervised reorganization), a Contractor that claimed it suffered damages and loss of profits due to an agreement to purchase from Braskem a property in the District of Pinheiro. Said agreement was terminated by Braskem due to lack of payment by the Contractor. Nevertheless, the Contractor claims that Braskem omitted information on the existence of structural problems in the deactivated salt mining wells located on said property. The plaintiff is claiming damages of R$141 million.

The Management, supported by the opinion of the external legal advisors, classifies the probability of loss in this case as possible. A deposit in court of R$4.8 million was made arising from the injunction to freeze assets issued by the judge as interlocutory relief. Braskem’s appeal against such freezing is pending trial.

22.3         Leniency Agreement

Information on the Leniency Agreement was presented in the 2018 financial statements under Note 23.3

Global Settlement with authorities

In the context of the allegations of improper payments in connection with Operation Car Wash in Brazil, the Company has engaged experts in internal investigations to conduct an independent investigation into such allegations (“Investigation”) and report their findings. The Company has cooperated and continues to cooperate with authorities in various jurisdictions, including the U.S. Department of Justice (DoJ), the U.S. Securities and Exchange Commission (SEC), the Federal Prosecution Office of Brazil (MPF) and the Office of the Attorney General in Switzerland (OAG).

In December 2016, the Company entered into a Leniency Agreement with the Federal Prosecution Office (“MPF Agreement”) and with U.S. and Swiss authorities (“Global Settlement”), in the approximate amount of US$957 million (approximately R$3.1 billion at the time), which was officially ratified as follows:

1.      In Brazil, the MPF Agreement was ratified by the 5th Coordination and Review Chamber of the MPF on December 15, 2016, with ratification by the 13th Federal Court of Curitiba on June 6, 2017.

2.      The agreement with the U.S. Department of Justice (“DoJ”) was confirmed by a U.S. court ruling on January 26, 2017.

3.      The agreement with the Securities and Exchange Commission (“SEC”) was confirmed on February 28, 2017.

4.      The agreement with Swiss authorities did not depend on authorization to produce its effects, and, on December 21, 2016, OAG concluded its investigations and issued an order to close the case based on the Company’s collaboration.

Of the aggregate amount of the Global Settlement, the Company already has paid approximately R$2.0 billion, as follows:

1.      US$94,894 (R$296,591) to the DoJ, paid on February 8, 2017;

2.      US$65,000 (R$206,460) to the SEC, paid on April 27, 2017;

3.      CHF30,240 (R$104,307) to the Swiss Office of the Attorney General, paid on June 27, 2017;

Braskem S.A.

Management notes

to the consolidated and parent company quarterly information at September 30, 2019

All amounts in thousands, unless otherwise stated

4.      R$736,445 to the MPF, paid on July 6, 2017;

5.      R$267,985 to the MPF, corresponding to the first of the six annual installments due by to 2023, paid on January 30, 2018;

6.      CHF16,065 (R$62,021) to the Swiss Office of the Attorney General, corresponding to the first of four annual installments due by 2021, paid on June 28, 2018; and

7.      R$278,034 to the MPF, related to the second of six annual installments due by 2023, paid on January 30, 2019; and

8.      CHF16,065 (R$58,034) to the Swiss Office of the Attorney General, related to the second of four annual installments due by 2021, paid on June 27, 2019.

The MPF agreed to allocate most of the amounts received under the MPF Agreement to reparation of the victims of the wrongdoings, including other authorities and government agencies, and to coordinate with these third parties with which Braskem can begin negotiations related to the facts described in the Global Settlement, with the goal of avoiding duplicate payment of reparations.

In this respect, as per the notice to the market dated July 10, 2018 and the material fact notice dated May 27, 2019, the Company engaged in a cooperation and negotiation process with the Ministry of Transparency, the Office of the Federal Controller General (“CGU”) and the Office of the General Counsel for the Federal Government (“AGU”), which culminated in the signing of a leniency agreement with said authorities on May 31, 2019 (“CGU/AGU Agreement”).

The CGU/AGU Agreement addresses the same facts that are the subject of the Global Settlement entered into in December 2016 and provides for an additional disbursement of approximately R$410 million due to the calculations and parameters adopted by CGU/AGU. In response to a request by the Company and the MPF, the Federal Courts ratified the allocation of funds under the MPF Agreement to the payment of the CGU/AGU Agreement. The outstanding installments of the MPF Agreement will benefit from CGU/AGU Agreement and will now be restated by the variation in the SELIC basic interest rate as of the execution of the CGU/AGU Agreement. The additional disbursement of approximately R$410 million will be paid in two annual installments at the end of the payment schedule of the MPF Agreement, in 2024 and 2025. The CGU/AGU Agreement jointly with the Global Settlement are referred to as the “Agreements.”

In 2019, based on its own assessment and on that of its legal advisors, the Company understood that the Leniency Agreement with the CGU and AGU allowed for deducting the amounts allocated to the reparation of victims, of R$1.4 billion, without breaching the clauses of the plea agreement. However, after more thorough analyses, discussions with the external legal advisors who participated in the negotiations with DoJ and their review of the records of the communications with the DoJ during the negotiation of the plea agreement in 2016, the Company reversed the deductibility for tax offset of the payments provided for in the new Leniency Agreement, as disclosed in the interim financial statements for the second quarter that were issued on October 22, 2019. Based on its assessment and on that of its external advisors, the Company considers highly improbably the occurrence of any questioning by the DoJ regarding any violation of the Plea Agreement as a result of its initial decision with regard to the deductibility of this amount.

The amount of the outstanding installments, after the CGU/AGU Agreement, is approximately R$1.7 billion and will be paid as follows:

1.    CHF32,130 to the Swiss Office of the Attorney General, corresponding to two outstanding annual installments of CHF16.065 due on September 30 of each year as from 2020;

2.    Approximately R$1.1 billion arising from the MPF Agreement and the CGU/AGU Agreement, in four identical and successive annual installments adjusted for inflation by the variation in the SELIC inflation index due on January 30 of each year as from 2020. To guarantee payment of the installments coming due, Braskem gave as collateral assets from its property, plant and equipment corresponding to one annual installment.

Braskem S.A.

Management notes

to the consolidated and parent company quarterly information at September 30, 2019

All amounts in thousands, unless otherwise stated

3.    R$409,876 arising from the CGU/AGU Agreement, adjusted by the SELIC interest rate, with the first installment of R$284,665 due on January 30, 2024 and the second installment of R$125,211 due on January 30, 2025.

The Company also began negotiations with the Bahia State Prosecution Office (“Bahia MP”) with the aim of securing the institution’s adherence to the MPF Agreement that was approved on August 26.  No additional payment is expected to be made by the Company, which will continue to collaborate with said authorities, while observing the confidentiality requirement established in said agreements.

The Agreements do not exempt the Company from liability by third parties with legitimate interests that seek damages in connection with the facts covered by the Agreements, including other authorities seeking to apply new monetary sanctions or fines or to launch new investigations into the Company. Therefore, it is not possible to ensure that the aggregate amount agreed upon will be sufficient to ensure full reparation to all victims.

The Company will continue to cooperate with the authorities with which it signed the Agreements and to implement improvements to its compliance practices and its efforts to combat corruption. The Company is still subject to external monitorship for a period of three years as from 2017, during which period the monitors will verify compliance with the Global Settlement, as well as the efficacy of the controls, policies and internal procedures of the Company in mitigating the risk of any violations of anticorruption law. The monitorship period could end earlier or be extended for another year, at the discretion of the authorities, depending on the progress made by Company in its compliance with the Global Settlement. The monitors could recommend changes to policies and procedures that the Company must adopt, unless they are excessively burdensome or ill-advised. In such cases, the Company may propose alternatives, which may or may not be accepted by the authorities. The operation under the scrutiny of the monitor could lead to the assumption of additional liabilities by the members of the Company’s management.

The costs that could be incurred from compliance with the obligations under the Agreements could materially and adversely impact the Company by requiring efforts by its Management and diverting its attention from its normal course of business.

The Company currently is in compliance with all obligations under the Agreements.

Braskem S.A.

Management notes

to the consolidated and parent company quarterly information at September 30, 2019

All amounts in thousands, unless otherwise stated

23              Other financial liabilities

In June 2019, the Company received the amount of R$499,999 from the assignment of an ethylene supply contract with a customer. The supply shall be performed from January to December 2020, and is considered “highly probable” given the continuous relationship with this customer in volumes exceeding the supply flow of the referred contract. The Company is not responsible for customer solvency.

The assignment of the referred supply contract has no recourse nor co-obligation against the Company, which has no responsibility to repay to the assignee, a financial agent, the amount received by the assignment in case it fulfills its obligation to supply ethylene to the customer.

24              Shareholders’ Equity

The information related to the Company’s shareholders’ equity was presented in its 2018 annual financial statements, in Note 25.

(a)             Capital

At September 30, 2019, the subscribed and paid-in capital of the Company was R$8,043,222, represented by 797,218,554 shares without par value, distributed as follows:

(i)     American Depositary Receipts traded on the New York Stock Exchange (USA).

In this period, 8,159 treasury shares were delivered to members that left the Company as part of the Long-term incentive plan (“ILP Plan”) Program settlement.

(b)             Profit allocation for fiscal year 2018

On October 3, 2019, the Extraordinary Shareholders Meeting approved (i) the payment of mandatory minimum dividends related to the net income for fiscal year 2018 in the amount of R$667,419, to be paid by December 31, 2019; (ii) the capital budget for the fiscal year of 2019; and (iii) the withholding of R$2,002 million by the Company, pursuant to article 196 of the Brazilian Corporation Law.

Braskem S.A.

Management notes

to the consolidated and parent company quarterly information at September 30, 2019

All amounts in thousands, unless otherwise stated

(c)             Other comprehensive income

Consolidated

	Attributed to shareholders' interest									
	Deemed cost and additional indexation of PP&E (ii)	Fair value adjustments of trade accounts receivable (iii)	Gain (loss) on interest in subsidiary (i)	Foreign sales hedge (iv)	Fair value of hedge (iv)	Defined benefit plans actuarial Gain (loss) (v)	Foreign currency translation adjustment (vi)	Total Braskem shareholders' interest	Non-controlling interest in Braskem Idesa	Total
On December 31, 2018	**151,214**	**5,957**	**(9,469)**	**(7,626,515)**	**(257,508)**	**(53,574)**	**2,166,875**	**(5,623,020)**	**(565,902)**	**(6,188,922)**
Additional indexation										
Realization by depreciation or write-off assets	(30,360)							(30,360)		(30,360)
Income tax and social contribution	10,323							10,323		10,323
Deemed cost of jointly-controlled investment										
Realization by depreciation or write-off assets	(1,064)							(1,064)		(1,064)
Income tax and social contribution	362							362		362
Fair value adjustments										
Accounts receivable		52						52		52
Foreign sales hedge										
Exchange rate				(1,541,323)				(1,541,323)	7,496	(1,533,827)
Transfer to result				1,081,925				1,081,925	48,747	1,130,672
Income tax and social contribution				162,944				162,944	(16,873)	146,071
Fair value of Cash flow hedge										
Change in fair value					(144,849)			(144,849)	(28,337)	(173,186)
Transfer to result					36,942			36,942	10,944	47,886
Income tax and social contribution					34,601			34,601	5,218	39,819
Fair value of cash flow hedge from jointly-controlled (RPR)					83			83		83
Actuarial loss with post-employment benefits, net of taxes						(50)		(50)		(50)
ILP PLan fair value										
Change in fair value		13,475						13,475	231	13,706
Income tax and social contribution		(3,240)						(3,240)		(3,240)
Foreign currency translation adjustment							713,511	713,511	(71,108)	642,403
Effect of CPC 42/IAS 29 application - hyperinflation							(3,438)	(3,438)		(3,438)
On September 30, 2019	**130,475**	**16,244**	**(9,469)**	**(7,922,969)**	**(330,731)**	**(53,624)**	**2,876,948**	**(5,293,126)**	**(609,584)**	**(5,902,710)**

Braskem S.A.

Management notes
to the consolidated and parent company quarterly information at September 30, 2019
All amounts in thousands, unless otherwise stated                                                                                                                                                                                                                                                                                                                                               Continued

Consolidated
	Attributed to shareholders' interest									
	Deemed cost and additional indexation of PP&E (ii)	**Fair value adjustments of trade accounts receivable (iii)**	**Gain (loss) on interest in subsidiary (i)**	**Foreign sales hedge (iv)**	**Fair value of hedge (iv)**	**Defined benefit plans actuarial Gain (loss) (v)**	**Foreign currency translation adjustment (vi)**	**Total Braskem shareholders' interest**	**Non-controlling interest in Braskem Idesa**	**Total**
On December 31, 2017	**178,893**		**(9,404)**	**(6,358,242)**	**(145,267)**	**(52,005)**	**1,220,533**	**(5,165,492)**	**(477,975)**	**(5,643,467)**
Additional indexation										
Realization by depreciation or write-off assets	(30,360)							(30,360)		(30,360)
Income tax and social contribution	10,323							10,323		10,323
Deemed cost of jointly-controlled investment										
Realization by depreciation or write-off assets	(1,094)							(1,094)		(1,094)
Income tax and social contribution	372							372		372
Fair value adjustments										
Accounts receivable		(1,039)						(1,039)		(1,039)
Foreign sales hedge										
Exchange rate				(3,498,539)				(3,498,539)	121,283	(3,377,256)
Transfer to result				890,812				890,812	41,779	932,591
Income tax and social contribution				906,194				906,194	(48,918)	857,276
Fair value of Cash flow hedge										
Change in fair value					(355,331)			(355,331)	19,822	(335,509)
Transfer to result					25,995			25,995	10,549	36,544
Income tax and social contribution					115,619			115,619	(9,111)	106,508
Fair value of cash flow hedge from jointly-controlled (RPR)					(1,640)			(1,640)		(1,640)
Actuarial loss with post-employment benefits, net of taxes						111		111		111
ILP PLan fair value										
Change in fair value		5,590						5,590	91	5,681
Income tax and social contribution		(1,361)						(1,361)		(1,361)
Foreign currency translation adjustment							1,123,392	1,123,392	(208,756)	914,636
On September 30, 2018	**158,134**	**3,190**	**(9,404)**	**(8,059,775)**	**(360,624)**	**(51,894)**	**2,343,925**	**(5,976,448)**	**(551,236)**	**(6,527,684)**

(i) Transfer to the income statement when divestment or transfer of control of subsidiary.
(ii) Transfer to retained earnings as the asset is depreciated or written-off/sold.
(iii) For receivables classified as fair value through other comprehensive income, transfer to the income statement when attainment of jurisdiction or early liquidation. For the ILP Plan, Transfer to retained earnings according to the grace period of the plan.
(iv) Transfer to the income statement when maturity, prepayment or loss of efficacy for hedge accounting.
(v) Transfer to retained earnings when the extinction of the plan.
(vi) Transfer to the income statement when write-off of subsidiary abroad.

Braskem S.A.

Management notes

to the consolidated and parent company quarterly information at September 30, 2019

All amounts in thousands, unless otherwise stated

25              Earnings per share

The table below shows the reconciliation of profit or loss for the period adjusted for the amounts used to calculate basic and diluted earnings per share.

Braskem S.A.

Management notes

to the consolidated and parent company quarterly information at September 30, 2019

All amounts in thousands, unless otherwise stated

Share weighting

Braskem S.A.

Management notes

to the consolidated and parent company quarterly information at September 30, 2019

All amounts in thousands, unless otherwise stated

26              Net revenues

27              Other income and other expenses

(i) The contractual penalty from a supplier for failing to supply feedstock to the subsidiary Braskem Idesa is R$288,260 (R$145,748 in 2018).

Braskem S.A.

Management notes

to the consolidated and parent company quarterly information at September 30, 2019

All amounts in thousands, unless otherwise stated

28              Financial results

29              Expenses by nature and function

Braskem S.A.

Management notes

to the consolidated and parent company quarterly information at September 30, 2019

All amounts in thousands, unless otherwise stated

30              Segment information

The information by segment was presented in the 2018 annual financial statements, in Note 32.

Set/2019

	Receita líquida de vendas e serviços	Custo dos produtos vendidos	Lucro bruto	Despesas operacionais			Braskem Consolidado
				Com vendas gerais e administrativas	Resultado com participações societárias	Outras receitas (despesas) líquidas	
Segmentos reportáveis							
Químicos	20,704,608	(19,192,565)	1,512,043	(782,671)		(2,342)	727,030
Vinílicos	2,032,555	(2,301,160)	(268,605)	(273,154)		5,864	(535,895)
Poliolefinas	16,255,489	(14,194,625)	2,060,864	(1,071,318)		(24,846)	964,700
Estados Unidos e Europa	7,657,986	(6,212,804)	1,445,182	(544,717)		(2,675)	897,790
México	2,315,547	(1,908,608)	406,939	(250,302)		279,454	436,091
Total	**48,966,185**	**(43,809,762)**	**5,156,423**	**(2,922,162)**		**255,455**	**2,489,716**
Outros segmentos	218,400	(140,903)	77,497	(31,776)		(772)	44,949
Unidade corporativa				(120,890)	(3,173)	1,263,646 (i)	1,139,583
Braskem Consolidado antes das eliminações e reclassificações	**49,184,585**	**(43,950,665)**	**5,233,920**	**(3,074,828)**	**(3,173)**	**1,518,329**	**3,674,248**
Eliminações e reclassificações	(9,501,139)	9,335,909	(165,230)	37,481		(29,865)	(157,614)
Total	**39,683,446**	**(34,614,756)**	**5,068,690**	**(3,037,347)**	**(3,173)**	**1,488,464**	**3,516,634**

Set/2018

	Receita líquida de vendas e serviços	Custo dos produtos vendidos	Lucro bruto	Despesas operacionais			Braskem Consolidado
				Com vendas gerais e administrativas	Resultado com participações societárias	Outras receitas (despesas) líquidas	
Segmentos reportáveis							
Químicos	25,506,417	(22,063,327)	3,443,090	(672,709)		19,008	2,789,389
Vinílicos	2,419,530	(2,225,244)	194,286	(131,513)		3,968	66,741
Poliolefinas	17,028,512	(14,346,398)	2,682,114	(965,421)		(10,941)	1,705,752
Estados Unidos e Europa	8,974,707	(6,849,039)	2,125,668	(463,335)		78,556	1,740,889
México	2,863,616	(1,675,853)	1,187,763	(232,566)		125,246	1,080,443
Total	**56,792,782**	**(47,159,861)**	**9,632,921**	**(2,465,544)**		**215,837**	**7,383,214**
Outros segmentos	226,576	(130,894)	95,682	(20,534)		487	75,635
Unidade corporativa				62,796	(414)	(50,877)	11,505
Braskem Consolidado antes das eliminações e reclassificações	**57,019,358**	**(47,290,755)**	**9,728,603**	**(2,423,282)**	**(414)**	**165,447**	**7,470,354**
Eliminações e reclassificações	(13,856,173)	13,634,479	(221,694)	(107,740)			(329,434)
Total	**43,163,185**	**(33,656,276)**	**9,506,909**	**(2,531,022)**	**(414)**	**165,447**	**7,140,920**

     (i)          Includes the amount of R$1,850,254 related to PIS and COFINS tax credits – exclusion of ICMS from the calculation base (Note 8(a)).

Braskem S.A.

Management notes

to the consolidated and parent company quarterly information at September 30, 2019

All amounts in thousands, unless otherwise stated

31              Subsequent events

(a)             As of October 9, 2019, a Waivers & Consent package was approved by the Intercreditor Agent on behalf of the Lenders, thus extending the dates for achieving the Guaranteed Physical Completion Date from November 30, 2016 to December 30, 2020 and the Guaranteed Financial Completion Date from December 31, 2016 to December 31, 2020.

The approval of the Waivers & Consent package allows Braskem Idesa to reclassify the project finance debt (Note 15) under non-current liabilities in the 2019 annual financial statements.

(b)              In October, the Company raised US$2.25 billion through an international bond issue, with US$1.5 billion due in 10 years and US$750 million in 30 years. The proceeds are being used primarily to repay other shorter-term, higher-cost liabilities. In November, the Company issued R$550 million in promissory notes due in five years. The funds raised are being used mainly to pay other debts with shorter terms and higher costs, including bonds maturing in 2020 and 2021 and partial payment of bonds maturing in 2022 and 2023.

(c)              On October 3, 2019, the Extraordinary General Meeting approved (i) the payment of mandatory dividend in the amount of R$667 million, to be paid until December 31, 2019; (ii) the capital budget for the fiscal year of 2019; and (iii) withheld by the Company, the remaining amount of the net profit of 2018, of R$2,002 million, pursuant to article 196 of the Brazilian Corporation Law.///

(d)               According to the Material Fact disclosed on this date, the Company has submitted to the National Mining Agency (“ANM” ) the measures to permanently end salt extraction activities in Maceio with the closure of its wells.

In this regard, the Company has proposed to ANM the creation of a protection area around certain wells, which will involve resettling people, vacating properties and taking additional monitoring measures. These measures are based on a study conducted by the Institute of Geomechanics of Leipzig (IFG) in Germany, global reference in geomechanics of salt wells, and must be implemented in coordination with Civil Defense and other authorities. The Company’s preliminary estimate, to be confirmed in dialogues with the authorities, is that this protection area covers approximately 400 properties and 1,500 people. For other wells, the recommendation is that additional monitoring measures be taken, without the need to vacate properties and resettle the inhabitants.

Considering that it does not have reliable calculation assumptions to estimate the amounts involved in the aforementioned measures, as it depends on confirmation of dialogues with the authorities, the Company considers that it does not have sufficient information to make a reliable value estimate.

The proposed measures are related to the permanent termination of salt extraction activities and the closure of its wells. As for the geological phenomenon that occurred in Maceió, Braskem will continue to collaborate with authorities, with the support from independent specialists, to identify the causes and to implement the necessary actions.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.